UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

TOWER SEMICONDUCTOR LTD.

(Name of Issuer)

Ordinary Shares, NIS 15.00 par value per share

(Title of Class of Securities)

M87915274

(CUSIP Number)

John Frank Megginson

Kirby Enterprises Inc.

c/o Quantum Pacific Monaco SARL

Le Montaigne, 7 Avenue de Grande Bretagne

MC 98000 Monaco

+377 97776310

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: M87915274

1.	Names of Reporting Persons: Kirby Enterprises Inc. I.R.S. Identification Nos. of above persons (entities only): 0000000
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Liberia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,164,175
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,164,175
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,164,175
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 86,331,981 Ordinary Shares (as defined below) outstanding as of July 19, 2016 (based on number of Ordinary Shares outstanding on July 19, 2016, as reported by Tower (as defined below) to the Tel Aviv Stock Exchange (the “TASE”)), and calculated in accordance with Rule 13d-3(d)(1)(i). The above number of outstanding Ordinary Shares does not include 86,667 treasury shares of Tower.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Statement of

KIRBY ENTERPRISES INC.

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

TOWER SEMICONDUCTOR LTD.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is filed by Kirby Enterprises Inc. (the “Reporting Person”) with respect to ownership of the ordinary shares, NIS 15.00 par value per share (the “Ordinary Shares”), of Tower Semiconductor Ltd., a company organized under the laws of the State of Israel (the “Issuer” or “Tower”), and amends and supplements the Schedule 13D filed on July 29, 2015 (the “Original Schedule 13D”), as amended on January 11, 2016 (“Amendment No. 1”) and March 9, 2016 (“Amendment No. 2” and, together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the “Schedule 13D”). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 shall have the meanings set forth in the Original Schedule 13D.

The amendments to the Schedule 13D included herein reflect the sale of 2,500,000 Ordinary Shares by the Reporting Person, which sale occurred on July 18, 2016. The trade is expected to settle on July 21, 2016.

Accordingly, this Amendment No. 3 amends Items 2 and 5 of the Schedule 13D as follows:

Item 2.	Identity and Background

The first paragraph of Item 2 of the Schedule 13D is amended and restated as follows:

This Statement is being filed by the Reporting Person. The Reporting Person filed the Original Schedule 13D to report its beneficial ownership, as of July 23, 2015 (the “Acquisition Date”), of 8,348,460 Ordinary Shares. The Reporting Person is filing this Amendment No. 3 to report that, as of July 18, 2016, the Reporting Person beneficially owns 4,164,175 Ordinary Shares.

Item 5.	Interest in Securities of the Issuer

Items 5(a), (b) (c) and (e) of the Schedule 13D is amended and restated as follows:

(a) After giving effect to the sale on July 18, 2016, the Reporting Person is the beneficial owner of 4,164,175 Ordinary Shares, constituting approximately 4.8% of Tower’s outstanding Ordinary Shares, based on 86,331,981 Ordinary Shares outstanding as of July 19, 2016 (the number of Ordinary Shares outstanding on July 19, 2016, as reported by Tower to the TASE), and calculated in accordance with Rule 13d-3(d)(1)(i). The above number of outstanding Ordinary Shares does not include 86,667 treasury shares of Tower.

(b) After giving effect to the sale on July 18, 2016, the Reporting Person has sole voting and dispositive power over the 4,164,175 Ordinary Shares beneficially owned by it.

(c) On a trade date of July 18, 2016, the Reporting Person sold 2,500,000 Ordinary Shares at $12.80 per Ordinary Share in a privately negotiated transaction. The trade is expected to settle on July 21, 2016. Except as set forth above, neither the Reporting Person, nor, to the best of its knowledge, any of its directors or executive officers, has effected any transaction in any securities of Tower during the past sixty (60) days.

(e) After giving effect to the sale on July 18, 2016, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding Ordinary Shares.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: July 19, 2016	KIRBY ENTERPRISES INC.

	By:	/s/ J.F. Megginson
	Name: Title:	J.F. Megginson Director